Filed by Security Capital Group Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934
                          Subject Company: Security Capital Group Incorporated
                                                 Commission File No. 001-13355

On December 14, 2001, Security Capital Group Incorporated issued the following press release, a copy of which was also posted on the company's internet web site:

GE CAPITAL TO ACQUIRE SECURITY CAPITAL GROUP; COMPLEMENTARY REAL ESTATE OPERATING PLATFORMS

GE CAPITAL GAINS POSITION IN KEY REAL ESTATE BUSINESSES: SELF-STORAGE, GROCERY-ANCHORED RETAIL AND PARKING

STAMFORD, Conn. & CHICAGO, Dec 14, 2001 -- GE Capital, through its Commercial Real Estate business, and Security Capital Group (NYSE:SCZ) announced today that they have entered into a definitive agreement for GE Capital to acquire Security Capital, an international real estate operating company. Under the terms of the agreement, Security Capital's Class B stockholders will receive consideration valued at $26 per share, payable in cash or a combination of cash and shares of the common stock of ProLogis (NYSE:PLD) currently held by Security Capital. Security Capital's Class A stockholders will receive 50 times the consideration paid to its Class B stockholders.

If payment is made in cash and shares, the aggregate consideration for Class B stockholders would total $2.9 billion in cash ($18.90 per Class B share) and $1.1 billion in ProLogis shares ($7.10 per Class B share). These figures are based upon an approximate exchange ratio of 0.324 ProLogis shares per Security Capital Class B share equivalent at the ProLogis closing price on December 13, 2001.

GE Capital also will assume $1.4 billion in debt and preferred stock and a cash balance of approximately $1.4 billion, which includes proceeds from Security Capital's recently announced sales of Homestead Village Incorporated and its interest in CarrAmerica Realty Corp. (NYSE:CRE).

"Security Capital has an excellent reputation in the real estate industry, and we are pleased to be adding its first-rate management team to our own," said Michael Pralle, President and CEO of GE Capital Real Estate. "GE Capital Real Estate has become one of the most diverse global resources for commercial real estate capital. This acquisition complements our current activities by providing us with new platforms in self-storage, grocery anchored retail and parking -- some of the most stable asset classes in real estate."

    This acquisition provides GE Capital with ownership positions in:




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            --  Storage USA (NYSE:SUS): An owner, operator and
                developer of self-storage facilities throughout the United States. Earlier this month, Security Capital announced a definitive agreement to acquire that part of Storage USA it does not already own. The pending acquisition is scheduled to close during the first quarter of 2002.

            -- Regency Centers (NYSE:REG): An owner, operator and developer of grocery-anchored neighborhood retail centers in the United States.

            -- InterPark: A manager and owner of parking facilities throughout the United States. As part of the transaction, GE Capital will also acquire BelmontCorp, a leading owner, operator and developer of senior assisted living facilities; Security Capital Research & Management, a real estate investment advisor; and an interest in Security Capital European Realty, a holding company that owns and operates public car park facilities, self-storage facilities and offices for multi-national companies in Europe.

William D. Sanders, Chairman of Security Capital Group, continued, "This transaction will allow the outstanding colleagues in Security Capital to operate and compete as part of one of the very best companies in the world. It also captures immediate value for our shareholders." The transaction, which is subject to approval of the Security Capital shareholders, requisite governmental approvals and filings and other customary conditions, is anticipated to close in the first quarter of 2002.

Merrill Lynch & Co. acted as exclusive financial advisor to GE Capital and Goldman Sachs acted as exclusive financial advisor to Security Capital in the transaction.

ABOUT GE CAPITAL REAL ESTATE:
GE Capital Real Estate, (www.gecapitalrealestate.com), headquartered in Stamford, Conn., is one of the industry's most diverse global resources for commercial real estate capital, with a portfolio of over $24 billion, through its structured finance, equity and capital markets products. GE Capital, with assets of more than $410 billion, is a global, diversified financial services company grouped into six key operating segments comprised of 25 businesses. A wholly owned subsidiary of General Electric Company, GE Capital, based in Stamford, Conn., provides a variety of consumer services, such as credit cards and life and auto insurance; mid-market financing; specialized financing; specialty insurance; equipment management, and specialized services, to businesses and individuals in 47 countries around the world. GE is a diversified services, technology and manufacturing company with operations worldwide.

ABOUT SECURITY CAPITAL GROUP:
Security Capital is an international real estate operating company. The principal offices of Security Capital and its majority-owned affiliates are in Brussels, Chicago, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

Security Capital plans to file with the SEC and mail a proxy statement to its stockholders containing information about the proposed transaction. Investors and security holders of Security Capital are advised to read the proxy statement carefully when it becomes available because it will contain important information about the proposed transaction, and related matters. Investors can obtain Security Capital's proxy statement when it becomes available and other relevant documents, including information concerning the participants, at no charge on the SEC's website at http://www.sec.gov.

INFORMATION CONCERNING PARTICIPANTS
Security Capital, its directors, executive officers and certain other members of management and employees may solicit proxies from Security Capital's stockholders in favor of the proposed transaction. Information relating to the participants in Security Capital's solicitation is contained in Security Capital's 2001 proxy statement filed with the SEC on April 12, 2001.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any shares of ProLogis. No offers or sales of any shares of ProLogis will be made unless and until a registration statement is filed by ProLogis with the SEC. Any such offer or sale will be made only pursuant to a prospectus. Investors are urged to read the prospectus carefully when and if it becomes available.

Caution Concerning Forward-Looking Statements: This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transaction described to be completed for any reason. More detailed information about those factors is contained in GE's filings with the Securities and Exchange Commission.

CONTACT:
        GE Capital
        Marissa Moretti, 203/961-2290 (Media)
        Mark Vachon, 203/373-2468 (Investors)

        or

        Security Capital
        William R. (Todd) Fowler, 800/988-4304
        Frances W. Josephic, 800/988-4304